Dykema Gossett PLLC
Franklin Square, Third Floor West
1300 I Street N.W.
Washington, DC 20005
WWW.DYKEMA.COM
Tel: (202) 906-8600
Fax: (202) 906-8669
July 28, 2010
Via EDGAR
Alison White, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Trust Registration Statement on Form N-14 (File No. 333-168007)
Dear Ms. White:
     This letter responds on behalf of John Hancock Trust (“JHT” or the “Registrant”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”), which you communicated to me by telephone on July 13, 2010, with respect to JHT’s registration statement on Form N-14 under the Securities Act of 1933 (the “Act”) which was filed with the Commission via EDGAR on July 7, 2010 (the “Registration Statement”). Capitalized terms used herein have the meanings given them in the Registration Statement, and page references are to the EDGAR filing. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 497 under the Act.
Comment 1: Please include in the Letter to Contract Owners, as at page 14 of the Proxy Statement/Prospectus, disclosure regarding the expected benefit to the Adviser of the Reorganization insofar as it involves the transfer of assets to a fund managed by an affiliated subadviser.
Response: The requested change will be made.
Comment 2. Please explain why there are inconsistencies between the principal risks of the Acquired and Acquiring Funds named in the fund comparison (pp. 12-13) and those named under “Principal Risks of Investing in the Funds” (pp. 20-26).
Response: The disclosure will be revised to provide for consistent disclosure with respect to principal risks.
California | Illinois | Michigan | Texas | Washington D.C.

Alison White, Esq.
July 28, 2010

     In addition to the changes described above, the definitive filing will include record date information with respect to outstanding shares and share ownership that was not available at the time of the initial filing and other updating changes.
     The Registrant acknowledges that staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement and that the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

Very truly yours, Dykema Gossett pllc
/s/ Bruce W. Dunne
Bruce W. Dunne
California | Illinois | Michigan | Texas | Washington D.C.